FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

As of March 31, 2019 The principal balances and results accumulated for the period ending March 2019 (amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets Ch$ million Operational results Ch$ million Cash and deposits in banks 1,550,598 Net interest income 322,701 Interbank loans, net 26,414 Net fee and commission income 70,675 Loans and accounts receivables from customers, net 29,779,287 Result from financial operations 38,845 Total investments 2,898,867 Total operating income 432,221 Financial derivative contracts 2,983,230 Provision for loan losses (76,274) Other asset items 2,429,169 Support expenses (180,056) Total assets 39,667,565 Other results (8,086) Income before tax 167,805 Principal liabilities Ch$ million Income tax expense (42,146) Deposits and other demand liabilities 8,526,343 Net income for the period 125,659 Time deposits and other time liabilities 12,935,703 Financial derivative contracts 2,546,341 Attributable to: Issued debt instruments 8,534,221 Equity holders of the Bank 125,430 Other liabilities items 3,756,768 Non-controlling interest 229 Total equity 3,368,189 Total liabilities and Equity 39,667,565 Equity attributable to: Equity holders of the Bank 3,321,798 Non-controlling interest 46,391 FELIPE CONTRERAS FAJARDO MIGUEL MATA HUERTA Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de marzo de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de marzo de 2019 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.550.598
Adeudado por bancos	26.414
Créditos y cuentas por cobrar a clientes	29.779.287
Inversiones totales	2.898.867
Contratos de derivados financieros	2.983.230
Otros rubros del activo	2.429.169
Total Activos	**39.667.565**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	8.526.343
Depósitos y otras captaciones a plazo	12.935.703
Contratos de derivados financieros	2.546.341
Instrumentos de deuda emitidos	8.534.221
Otros rubros del pasivo	3.756.768
Total patrimonio	3.368.189
Total Pasivos y Patrimonio	**39.667.565**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.321.798
Interés no controlador	46.391

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	322.701
Ingreso neto de comisiones	70.675
Resultado de operaciones financieras	38.845
Total ingresos operacionales	**432.221**
Provisiones por riesgo de crédito	(76.274)
Gastos de apoyo	(180.056)
Otros resultados	(8.086)
Resultado antes de impuesto	**167.805**
Impuesto a la renta	(42.146)
Utilidad consolidada del periodo	**125.659**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	125.430
Interés no controlador	229

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence. #contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 11, 2019